As filed with the Securities and Exchange Commission on August 31, 2022

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 12

to

Form N-8B-2

File No. 811-21056

Registration Statement of Unit Investment Trust

Pursuant to Section 8(b) of the

Investment Company Act of 1940

Advisors Disciplined Trust

(and Subsequent Trusts and Similar Series of Trusts)

Not the issuer of periodic payment plan certificates

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Controlling Persons

30.

Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor. ("Control" for the purposes of this item means "Control" as defined in Section 2(a)(9) of the Act, but without reference to the presumption created therein.)(If no such other person controls the depositor, indicate "none.")

NAME	BRIEF DESCRIPTION OF BASIS OF CONTROL

----------------	--------------------------------------------------------------

S&LC Family LLC	Owns over 75% of the common and preferred shares of AAM Holdings, Inc. which owns 100% of the securities of the depositor

S&LC Living Trust	Owns over 25% of the interests in S&LC Family LLC

J2KDLS Irrevocable Trust Dated July 15, 2021	Owns over 50% of the interests in S&LC Family LLC

Scott I. Colyer and Lisa C. Colyer	Co-trustees of S&LC Living Trust and co-managers of S&LC Family LLC

South Dakota Trust Company, LLC	Trustee of J2KDLS Irrevocable Trust Dated July 15, 2021

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, Advisors Asset Management, Inc., the Depositor of the registrant, has caused this Amendment No. 12 to the registration statement to be duly signed on behalf of the registrant in the city of Wichita and state of Kansas on the 31st day of August, 2022.

Advisors Disciplined Trust

By: Advisors Asset Management, Inc.

Depositor

By:              /s/ ALEX R. MEITZNER
       Alex R. Meitzner
   Senior Vice President